Exhibit 11
Pinnacle Entertainment, Inc.
Computation of Earnings Per Share

	For the three months ended December 31,
	Basic			Diluted (a)
	2008	2007	2006	2008	2007	2006
	(in thousands, except per share data)
Average number of common shares outstanding	59,981	59,852	48,120	59,981	59,852	48,120
Average common shares due to assumed conversion of stock options	—	—	—	—	—	—

Total shares	59,981	59,852	48,120	59,981	59,852	48,120

Income (loss) from continuing operations, net	$(297,783)	$(18,004)	$(4,270)	$(297,783)	$(18,004)	$(4,270)
Income (loss) from discontinued operations, net	85	(1,192)	(717)	85	(1,192)	(717)

Net income (loss)	$(297,698)	$(19,196)	$(4,987)	$(297,698)	$(19,196)	$(4,987)

Per share data:
Income (loss) from continuing operations, net	$(4.97)	$(0.30)	$(0.09)	$(4.97)	$(0.30)	$(0.09)
Income (loss) from discontinued operations, net	(0.00)	(0.02)	(0.01)	(0.00)	(0.02)	(0.01)

Net income per share	$(4.97)	$(0.32)	$(0.10)	$(4.97)	$(0.32)	$(0.10)

	For the years ended December 31,
	Basic			Diluted (a)
	2008	2007	2006	2008	2007	2006
	(in thousands, except per share data)
Average number of common shares outstanding	59,966	59,221	47,629	59,966	59,221	47,629
Average common shares due to assumed conversion of stock options	—	—	—	—	—	1,643

Total shares	59,966	59,221	47,629	59,966	59,211	49,272

Income (loss) from continuing operations, net	$(370,196)	$44	$63,322	$(370,196)	$44	$63,322
Income (loss) from discontinued operations, net	47,599	(1,450)	13,564	47,599	(1,450)	13,564

Net income (loss)	$(322,597)	$(1,406)	$76,886	$(322,597)	$(1,406)	$76,886

Per share data:
Income (loss) from continuing operations, net	$(6.17)	$0.00	$1.33	$(6.17)	$0.00	$1.28
Income (loss) from discontinued operations, net	0.79	(0.02)	0.28	0.79	(0.02)	0.28

Net income per share	$(5.38)	$(0.02)	$1.61	$(5.38)	$(0.02)	$1.56

(a)	When the computed diluted values are antidilutive, the basic per share values are presented on the face of the Consolidated Income Statements.